September 7, 2010
VIA EDGAR AND FACSIMILE (202) 772-9283
Mr. David Lyon
Securities and Exchange Commission
Attn: Filing Desk, Mail Stop 4720
100 F Street, N.E.
Washington, D.C. 20649
Re:	Voicemail message regarding Northrim BanCorp, Inc.
Mr. Lyon:
This letter is being sent to confirm our telephone conversation on September 3, 2010, regarding the SEC’s comment letter sent to our client Northrim BanCorp, Inc. (“Northrim”), dated September 1, 2010, referencing Northrim’s Form 10-K for the Fiscal Year Ended December 31, 2009, Form 10-Q for the Fiscal Quarter ended March 31, 2010 and Form 10-Q for the Fiscal Quarter ended June 30, 2010, (File No. 000-33501).
On behalf of Northrim, I requested that the SEC give Northrim additional time to respond to the September 1, 2010 comment letter as Northrim needs additional time to gather all of the necessary information. During our telephone conversation, you indicated that Northrim could respond to the comment letter by September 30, 2010. Northrim is diligently working on a response to the SEC’s comment letter.
Thank you and if you have any questions, please feel free to contact me.

Sincerely, Davis Wright Tremaine LLP
/s/ Laura Baumann
Laura Baumann